                                                      -------------------------
                                                           OMB APPROVAL
                                                      -------------------------
                            UNITED STATES             OMB Number: 3235-0145
              SECURITIES AND EXCHANGE COMMISSION      Expires: October 31, 1997
                        WASHINGTON, D.C. 20549        Estimated average burden
                                                      hours per response..14.90
                                                      -------------------------

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                            INTERFERON SCIENCES, INC.
- ------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    458903101
                                 --------------
                                 (CUSIP Number)

                Timothy C. Maguire, Esq.; Anne G. Plimpton, Esq.
                           Testa, Hurwitz & Thibeault
                                High Street Tower
                                 125 High Street
                              Boston, Massachusetts
                                 (617) 248-7000
- ------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 7, 1996
- ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- ----------------------------                     ------------------------------
CUSIP NO. 458903101                              PAGE___2___ OF___16___ PAGES
- ----------------------------                     ------------------------------

- -------------------------------------------------------------------------------
  1 NAME OF REPORTING PERSON BIOTECHNOLOGY INVESTMENT GROUP, L.L.C.("BIO") S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON n/a


- -------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                     (b) /X/


- -------------------------------------------------------------------------------
  3    SEC USE ONLY



- -------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF

- -------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          / /
       PURSUANT TO ITEMS 2(d) or 2(e)


- -------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware
- -------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

    NUMBER OF            0
   BENEFICIALLY    ------------------------------------------------------------
     OWNED BY        8   SHARED VOTING POWER
       EACH
    REPORTING            1,710,834
      PERSON       ------------------------------------------------------------
       WITH          9   SOLE DISPOSITIVE POWER

                         0
                   ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         1,710,834
- -------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,710,834

- -------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    / /
       SHARES*


- -------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       4.0 %
- -------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON *


       00 (Limited Liability Company)
- -------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ----------------------------                     ------------------------------
CUSIP NO. 458903101                              PAGE___3___ OF__16____ PAGES
- ----------------------------                     ------------------------------

- -------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON  EDWARD BLECH TRUST ("EBT")
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  n/a


- -------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                      (b) /X/


- --------------------------------------------------------------------------------
  3    SEC USE ONLY



- -------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*


       00
- -------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           / /
       PURSUANT TO ITEMS 2(d) or 2(e)


- -------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION


       New York
- -------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

    NUMBER OF            0
      SHARES       ------------------------------------------------------------
   BENEFICIALLY      8   SHARED VOTING POWER
     OWNED BY
       EACH              1,710,834
    REPORTING      ------------------------------------------------------------
      PERSON         9   SOLE DISPOSITIVE POWER
       WITH
                         0
                   ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         1,710,834
- -------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       1,710,834
- -------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     / /
       SHARES*


- -------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       4.0 %
- -------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON *


       00
- -------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ----------------------------                     ------------------------------
CUSIP NO. 458903101                              PAGE___4___ OF___16___ PAGES
- ----------------------------                     ------------------------------

- -------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON COLLINSON HOWE VENTURE PARTNERS, INC.
       ("CHVP") (FORMERLY KNOWN AS SCHRODER VENTURE ADVISERS, INC.) S.S.
       OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON n/a

- -------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                      (b) /X/


- -------------------------------------------------------------------------------
  3    SEC USE ONLY



- -------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*


       AF
- -------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           / /
       PURSUANT TO ITEMS 2(d) or 2(e)


- -------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware
- -------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

    NUMBER OF            0
      SHARES       ------------------------------------------------------------
   BENEFICIALLY
     OWNED BY        8   SHARED VOTING POWER
       EACH
    REPORTING            1,710,834
      PERSON       ------------------------------------------------------------
       WITH          9   SOLE DISPOSITIVE POWER

                         0
                   ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         1,710,834
- -------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       1,710,834
- -------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     / /
       SHARES*


- -------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       4.0 %
- -------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON *


       CO
- -------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ----------------------------                     ------------------------------
CUSIP NO. 458903101                              PAGE___5___ OF__16____ PAGES
- ----------------------------                     ------------------------------

- -------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON JEFFREY J. COLLINSON ("JJC")
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON n/a


- -------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                      (b) /X/


- -------------------------------------------------------------------------------
  3    SEC USE ONLY



- -------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*


       PF
- -------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           / /
       PURSUANT TO ITEMS 2(d) or 2(e)


- -------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION


       U.S.A.
- -------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

    NUMBER OF            0
      SHARES       ------------------------------------------------------------
   BENEFICIALLY      8   SHARED VOTING POWER
     OWNED BY
       EACH              1,710,834
    REPORTING      ------------------------------------------------------------
      PERSON         9   SOLE DISPOSITIVE POWER
       WITH
                         0
                   ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         1,710,834
- -------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       1,710,834
- -------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     / /
       SHARES*


- -------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       4.0 %
- -------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON *


       IN
   ----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. SECURITY AND ISSUER: Common Stock, no par value per share of
        Interferon Sciences, Inc, (the "Company"). The address of the Company's principal office is 783 New Jersey Avenue, New Brunswick, NJ 08901.

Item 2. IDENTITY AND BACKGROUND:
        ------------------------

        REGARDING REPORTING PERSON BIOTECHNOLOGY INVESTMENT GROUP, L.L.C.:

   I.   a)  Biotechnology Investment Group, L.L.C. ("BIO")

        b)  c/o Collinson Howe Venture Partners, Inc.
            1055 Washington Boulevard
            Stamford, CT  06901

        c) The sole purpose of the Reporting Person is to acquire, hold, protect, manage and dispose of equity, debt and derivative securities of biotechnology and other companies, and to engage in any and all activities necessary, advisable or incidental thereto.

        d)  Criminal proceedings -- none

        e)  Civil proceedings -- none

        f)  Place of organization -- Delaware

 II.    The present members of the Reporting Person are:

     1. Collinson Howe Venture Partners, Inc. ("CHVP") (Managing Member) (formerly known as Schroder Venture Advisers, Inc.)

        a)  Collinson Howe Venture Partners, Inc.

        b)  1055 Washington Boulevard
            Stamford, CT  06901

        c)  Investment consulting, advisory and management services

        d)  Criminal proceedings -- none

        e)  Civil proceedings -- none

        f)  Place of organization -- Delaware

        CHVP is majority-owned and controlled by Jeffrey J. Collinson, its President and sole Director. Mr. Collinson's business address is the same as CHVP's. There have been no relevant criminal or civil proceedings against Mr. Collinson within the last five years.
        Mr. Collinson is a U.S. citizen.

        Timothy F. Howe is CHVP's Vice President. Mr. Howe's business address is the same as CHVP's. There have been no relevant criminal or civil proceedings against Mr. Howe within the last five years.
        Mr. Howe is a U.S. citizen.

     2. Edward Blech Trust ("EBT")

        a)  Edward Blech Trust







                           Page _6_ of _16__ Pages

        b)  418 Avenue I
            Brooklyn, NY 11231

        c) EBT is a trust created under the laws of New York, the lifetime beneficiary of which is Edward A. Blech, a minor.

        d)  Criminal proceedings -- none

        e)  Civil proceedings -- none

        f)  Place of organization -- New York

        The sole trustee of EBT is Mordechai Jofen. Mr. Jofen's address is the same as EBT's. Mr. Jofen is a teacher. There have been no relevant criminal or civil proceedings against Mr. Jofen within the past five years. Mr. Jofen is a U.S. citizen.

     3. Wilmington Trust Company ("WTC"), as voting trustee under the Company Voting Trust Agreement, dated as of January 19, 1995 (the "Company Voting Trust Agreement"), among WTC, BIO and BIO Holding, L.L.C. ("Holdings"). Each of Citibank, N.A. (the "Bank") and Holdings, respectively, pursuant to the Company Voting Trust Agreement, has the right to direct certain actions of WTC as a member of BIO. WTC, as the member holding a majority interest in Holdings, has the right to direct the actions of Holdings under the Company Voting Trust Agreement. The Bank, pursuant to the Holdings Voting Trust Agreement, dated as of January 19, 1995, among WTC, David Blech and Holdings, has the right to direct the actions of WTC as a member of Holdings with respect to the rights of Holdings under the Company Voting Trust Agreement.

        a)  Wilmington Trust Company, as Voting Trustee

        b)  1100 N. Market Street
            Rodney Square North
            Wilmington, DE 19890
            Attention: Corporate Trust Administration

        c)  Banking, trust and other financial services

        d)  Criminal proceedings -- none

        e)  Civil proceedings -- none

        f)  Place of organization -- Delaware


        REGARDING REPORTING PERSON EDWARD BLECH TRUST:

            See II.2., above.

        REGARDING REPORTING PERSON CHVP:

            See II.1., above.

        REGARDING REPORTING PERSON JEFFREY J. COLLINSON:

            See II.1., above.





                           Page _7_ of _16__ Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
        --------------------------------------------------

        The Reporting Persons EBT and CHVP each contributed certain property, in the form of cash or securities, to the Reporting Person BIO in exchange for a proportionate interest in the assets of BIO. On the basis of the agreed upon value of all contributed securities and cash, the following Reporting Persons are considered to have paid the following consideration for their respective pro-rata interests in the securities of the issuer acquired on January 27, 1995 as assets of BIO:

        EBT (for 35.6%) various securities valued at $950,048.92

        CHVP (for 1%) $26,650.00 in cash

        Subsequently, Reporting Person BIO converted the Issuer's Promissory
        Note in the principal amount of $220,000 for 183,334 shares on August 14, 1995.

ITEM 4. PURPOSE OF TRANSACTION: All shares reported as being beneficially owned by any and all of the Reporting Persons are held for investment purposes. No Reporting Person has any present plan or proposal or purpose to effect substantial changes in the business, organization, form or control of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:  (Note:  Item 5 of the
        Schedule 13D originally filed by the Reporting Persons and amended by Amendment No. 1 is hereby amended to read in its entirety as follows):

        ON JUNE 7, 1996, THE REPORTING PERSONS CEASED TO BE THE BENEFICIAL OWNERS OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES.

        By virtue of their status as members of BIO, each of CHVP and EBT may be deemed the beneficial owner of all shares held of record by BIO, over which they have shared voting and investment power (the "BIO Shares").

        By virtue of his status as the majority owner and controlling person of CHVP, Jeffrey J. Collinson ("JJC") may also be deemed the beneficial owner of the BIO Shares.

        The number of shares reported herein by all Reporting Persons represents a net 2,126,666 fewer shares than were reported by the Reporting Persons on their original Schedule 13D. The new total reflects (i) the cashless conversion on March 29, 1995, of Warrants covering 1,637,500 shares for a total of 327,500 shares, (ii) the purchase on August 14, 1995 of 183,334 shares issued to BIO upon the conversion of the Issuer's promissory note in the principal amount of $220,000 and (iii) the sale by BIO of 1,000,000 shares on June 7, 1996. As a result, the following Reporting Persons may be deemed to be the beneficial owners of the following shares, with shared or sole voting and dispositive powers as indicated. Such shares representing 4.0 % of their class of security on the basis of 42,574,294 shares outstanding as of 6/12/96:

             BIO              1,710,834          All powers shared
             EBT              1,710,834          All powers shared
             CHVP             1,710,834          All powers shared
             JJC              1,710,834          All powers shared

        Each of the Reporting Persons disclaims beneficial ownership of any shares except to the extent, if any, of such Reporting Person's actual pecuniary interest therein.





                           Page _8_ of _16__ Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

 I.     Limited Liability Company Agreement of Biotechnology Investment
        Group, L.L.C.

        Securities of the issuer are held by Biotechnology Investment Group, L.L.C. ("BIO"), one of the Reporting Persons who are signatories to this Schedule. CHVP is the Managing Member of BIO. The Edward Blech Trust ("EBT") and The Wilmington Trust Company, as voting trustee under a voting trust dated as of January 19, 1995 ("WTC") are the other members of BIO.

        Pursuant to the Limited Liability Company Agreement of BIO, dated as of January 19, 1995 (the "LLC Agreement") the following terms and conditions apply with respect to the securities of the Issuer. The following is a summary of certain provisions contained in the LLC Agreement, which is incorporated herein by reference and attached hereto as EXHIBIT 1. Section references are to the relevant section of the LLC Agreement.

        A. GENERAL. Pursuant to the LLC Agreement, the management of BIO is vested in CHVP, as Managing Member ([Section] 6.1), subject to restrictions on its powers as Managing Member ([Section] 6.3) and on the general powers of BIO ([Section] 3.3). As used in the LLC Agreement and as pertinent to the descriptions set forth herein, the term "Required Vote" means the vote or written consent or approval of WTC and EBT, unless EBT fails to give its consent, approval or affirmative vote after due notice, in which case the term "Required Vote" means the vote or written consent or approval of WTC and CHVP. ([Section] 1.1).

        B. VOTING OF THE ISSUER'S SECURITIES. Pursuant to the LLC Agreement, any exercise of voting rights with respect to the Issuer's securities requires the prior written consent of the Members acting by Required Vote, except for votes on matters which in CHVP's reasonable opinion, would not be adverse to BIO (with votes on mergers, consolidations, or sales of all or substantially all assets of the Issuer being considered adverse to BIO), and except for votes required on an expedited basis such that CHVP would not have the opportunity to solicit the approval of the Members. With respect to each such exception, CHVP is empowered to exercise voting rights with respect to the Issuer's securities. ([Section] 3.3(ii)(l)).

        C. DISPOSITIONS. Dispositions of the Issuer's securities are governed by the LLC Agreement as follows:

            i) Securities of the Issuer may be disposed of pursuant to a merger or consolidation of the Issuer for cash or securities;

            ii) All or any portion of the securities of the Issuer may be disposed of, at the direction of CHVP as Managing Member, for cash without further consent of the members if the Managing Member certifies to the Members that all or substantially all cash proceeds from such sale are to be used to pay principal, interest or fees payable to Citibank, N.A. (the "Bank") pursuant to a Credit Agreement dated as of January 19, 1995 (the "Credit Agreement") between BIO and the Bank, which Credit Agreement is further described below;

            iii) All or any portion of the securities of the Issuer may be disposed of, at the direction of CHVP as Managing Member, for cash at a price that equals or exceeds minimum cash prices established from time to time by recommendation of CHVP and approved by WTC and EBT; and

            iv) All or any portion of the securities of the Issuer may be disposed of, at the direction of CHVP as Managing Member, for cash, at prices which do not meet










                           Page _9_ of _16__ Pages
                  the minimum cash prices described in iii) above, only with the written consent of both WTC and EBT; provided, however, that


                  (A) if WTC has consented to any such sale of the Issuer's securities and EBT has not so consented, CHVP, as Managing Member, shall cause the distribution in kind to EBT of EBT's PRO RATA portion of the Issuer's securities proposed to be sold, and shall sell for cash WTC's pro rata portion of the Issuer's securities to be sold; and

                  (B) if EBT has consented to such sale and WTC has not so consented, CHVP, as Managing Member, shall, upon the election of EBT, distribute in kind or sell for cash EBT's PRO RATA portion of the Issuer's securities and shall take no action with respect to WTC's pro rata portion of the Issuer's securities proposed to be sold. ([Section] 3.3(iv)).

        D. DERIVATIVE SECURITIES. Under the LLC Agreement, BIO has no power or authority to transfer or dispose of any put or call or other similar arrangement with respect to the Issuer's securities without the consent of WTC and EBT. ([Section] 3.3(iv)).

        E. DIVISION OF PROFITS AND LOSSES. Pursuant to the LLC Agreement, profits and losses are generally allocated among the Members, including the Managing Member, in accordance with their respective percentage ownership interests. ([Sections] 8.1-8.7) Distributions to the Members generally follow the percentage interests, with provision for special distributions to CHVP depending on the aggregate amount of distributions made to WTC and EBT, as set forth in the LLC Agreement. ([Sections] 9.1 - 9.4).

 II.        Credit Agreement and Pledge Agreement with Citibank, N.A.

        The securities of the Issuer have been pledged to the Bank by BIO pursuant to a Pledge Agreement dated as of January 19, 1995 (the "Pledge Agreement") in order to secure certain obligations of BIO to the Bank pursuant to the Credit Agreement (previously defined) and certain promissory notes (the "Notes") delivered pursuant to the Credit Agreement. The following is a summary of certain provisions contained in the Credit Agreement and the Pledge Agreement, which are incorporated herein by reference and attached hereto as Exhibits 2 and 3, respectively. Pursuant to the Credit Agreement, the Bank has extended a credit facility of up to $3,000,000 to BIO on terms and conditions contained therein. All assets of BIO, including all securities of the Issuer held by BIO, have been pledged to the Bank to secure indebtedness outstanding under the Credit Agreement. The Loan Agreement and the Credit Agreement provide for standard default and similar provisions which, if triggered, would limit the power of BIO to dispose of securities of the Issuer without the Bank's consent and would cause a transfer of voting and investment power if the Bank's remedies on default were exercised under the Pledge Agreement.

 ITEM 7.MATERIAL TO BE FILED AS EXHIBITS.

        *Exhibit 1.  Biotechnology Investment Group, L.L.C. Limited Liability
                     Company Agreement

        *Exhibit 2.  Company Credit Agreement

        *Exhibit 3.  Company Pledge Agreement

         Exhibit 4.  Agreement

         Exhibit 5.  Power of Attorney




                           Page _10_ of _16__ Pages

- ----------------------------
* Previously filed as a paper exhibit with the original 13D Statement and need not be refiled pursuant to Item 101(a)(2)(ii) of Regulation S-T.







                           Page _11_ of _16__ Pages

                                  SCHEDULE 13D

- ----------------------------                     ------------------------------
CUSIP NO. 458903101                              PAGE__12__ OF___16___Pages
- ----------------------------                     ------------------------------



SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



       June 20, 1996
       -------------
           Date

                              BIOTECHNOLOGY INVESTMENT GROUP, L.L.C.
                              By: COLLINSON HOWE VENTURE PARTNERS, INC.
                              (formerly known as Schroder Venture Advisers,
                              Inc.)

                              Its: Managing Member



                              By:               *
                                 -------------------------------------------
                                 Jeffrey J. Collinson, President



                              EDWARD BLECH TRUST



                              By:               *
                                 -------------------------------------------
                                 Mordechai Jofen, as Sole Trustee



                              COLLINSON HOWE VENTURE PARTNERS, INC.
                              (formerly known as Schroder Venture Advisers,Inc.)


                              By:               *
                                 -------------------------------------------
                                 Jeffrey J. Collinson, President



                              * By: /s/ Timothy C. Maguire
                                  ------------------------------------------
                                  Timothy C. Maguire, Attorney-in-Fact


- ---------------------

* This statement is filed pursuant to an Agreement by and among the Reporting Persons, a copy of which is attached hereto; this statement is signed pursuant to a Power of Attorney, incorporated herein by reference, the original of which was filed with the original Schedule 13D by the Reporting Persons and a copy of which is also attached hereto.